

Mail Stop 4631

January 27, 2010

Ms. Hong Tan
Chief Financial Officer
Golden Elephant Glass Technology, Inc.
123 Chuangye Road
Haizhou District, Fuxin City
Liaoning, PRC, 123000

RE: **Form 8-K Item 4.01 filed November 16, 2009**
        Form 8-K/A Item 4.01 filed November 19, 2009
        Form 8-K/A Item 4.01 filed January 27, 2010
        File #0-21071

Dear Ms. Tan:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                                        Sincerely,

                                        Jeffrey Gordon
                                        Staff Accountant